Filed by Macromedia, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Macromedia, Inc.
Commission File No. of Subject Company: 000-22688

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In an email sent to all employees of Macromedia, Inc. on June 8, 2005, Macromedia linked to the following article published in the San Jose Mercury News on May 29, 2005:

Posted on Sun, May. 29, 2005

Software maker looks to video, mobile

S.J. SOFTWARE MAKER SEES VIDEO, MOBILE IMAGING AS KEY TO INDUSTRY'S FUTURE

By John Boudreau

Mercury News

To Bruce Chizen, the stylishly bald chief executive of Adobe Systems, a bottle of water is more than a bottle of water. It's Adobe water.

An action movie is more than a Hollywood hit. It's an Adobe hit. A magazine fashion spread? An Adobe magazine layout.

"We are everywhere you look," he says, referring to the San Jose company's design and digital video special effects software, used universally in creative fields. "Whether it's a logo on a bottle label, an effect in a movie, a TV commercial, an image on a Web site, a layout in a newspaper or a picture in a magazine—there is a high probability that the content was touched by Adobe."

"We've had that kind of influence on society," says Chizen, who then takes a sip from a bottle of water.

The exuberant software executive looks and sounds like a man who has just collected on a winning bet.

Though lacking the name recognition of, say, Microsoft, Adobe has products that are almost as ubiquitous as those of the software giant.

Adobe's Portable Document Format, or PDF, which lets people create and view digital documents in their original form, sits on more computers than Windows does, the company likes to say. That's because it runs on all operating systems, not just Windows. Adobe estimates that between 500 million and a billion computers worldwide use PDF.

Adobe's move in April to acquire rival Macromedia of San Francisco for $3.4 billion in stock is designed to give it Microsoft-like dominance in software to produce, edit and display digital documents and video on a range of devices, from personal computers to cell phones. Macromedia's Flash technology, used for creating and playing animated Web pages, is ubiquitous on the Internet and is embedded in millions of mobile phones. The deal is expected to be completed in the fall.

By adding Macromedia's video technology, Adobe believes it will be able to exploit the new digital era—which it says will be defined by digital video and mobile devices.

"I believe mobility will be one of the key trends," says Adobe President and Chief Operating Officer Shantanu Narayen. "In China and India, you'll have a whole generation of people who will access the Internet without ever owning a PC."

Revenue, profit grow

Adobe, whose products range from the more artsy Photoshop to business-document producing Acrobat, grew 29 percent last year. Revenue for its suite of software for creative professionals, such as those who design magazine covers, grew 66 percent. It got an unexpected boost from digital photography buffs willing to hand over as much as $600 for photo-managing software.

For the first quarter ending March 4, Adobe posted a profit of $152 million, up from $123 million for the first quarter in 2004, which was a week longer.

Company executives forecast 15 percent growth this year, or revenue of $1.9 billion, which does not include revenue from Macromedia. The acquisition has been embraced by investors, despite many analysts' belief that software industry mergers are prone to fail. Since the deal was announced April 18, Adobe's stock has jumped 21 percent, closing at $33.17 on Friday.

"I can sit here and comfortably say we are in a better position than any other software company in the world," says Chizen, 49, from his company's modern three-tower campus in downtown San Jose.

That's not to say, though, that Adobe, which has about 4,000 employees worldwide, doesn't face challenges.

An economic slowdown could put the squeeze on its software products as businesses pull back on marketing campaigns, the kind of work creative professionals depend on. Bringing Macromedia, which reported nearly $436 million in revenue last year and has about 1,400 employees, behind Adobe's fire wall could prove difficult and distracting.

"It's definitely not a small acquisition. You've got to watch out for the integration risks associated with that," says Steve Lidberg, an analyst with Pacific Crest Securities.

Furthermore, Microsoft, which has long cast a covetous eye on the markets Adobe and Macromedia dominate, is preparing another assault with its own Acrobat-like product expected to be built into the next-generation of Windows operating system, dubbed Longhorn.

"Whenever another company controls a core standard of computing, that always gets Microsoft's attention," says Jupiter Research analyst Michael Gartenberg.

Complementary players

The merger brings together two companies with parallel but different strengths. "Together, they are a much better player against Microsoft" because of their respective strong market positions, says Stephen Jue, an analyst with RBC Capital Markets.

Adobe was founded in 1982 by John Warnock and Charles Geschke, who remain the company's co-chairmen. They first created Postscript, which enabled printers to replicate a computer screen's text or graphics. In the early 1990s, Adobe launched its Portable Document Format.

"We tried to charge for it initially and nobody wanted to buy it," Chizen says. "So we started to give it away free and everybody said, 'How will you make money?' "

The move, though, provided a foundation that eventually paid off for Adobe. By creating a document format that can be viewed across a variety of operating systems, from Microsoft's Windows to Macintosh and Linux, Adobe had the perfect sales pitch to companies that want to distribute information to as wide an audience as possible. Adobe makes money from the companies that buy Acrobat to write and disseminate digital documents.

"Apart from HTML, there is more PDF out there on the Web than any other format," Chizen says. HTML, or Hyper Text Markup Language, is the language used to create documents for the Web.

The company also added Photoshop, Illustrator and InDesign, the core of its suite of creative software offerings that now account for about a third of its revenue. Its other group is digital imaging and digital video.

Chizen believes Adobe, which had revenue of $1.7 billion last year, can eventually become a $5 billion company.

He expects much of the growth to come from the company's intelligent documents software, a highly interactive version of Acrobat that features 3-D capabilities for engineers and architects.

The Web-enabled documents provide real-time information—such as mortgage interest rates for loan applications—and feature such security protections as digital signature capability. All that can save companies time and expense from errors that occur when documents are manually re-typed into a system.

Chizen, a former Microsoft sales director, believes Adobe's build-it-and-they-will-come business model will continue to pay off.

"Our mission hasn't changed over the past 23 years," Chizen says. "The world around us has. That's why Adobe is as successful as it is today."

FORWARD LOOKING STATEMENTS
This communication includes "forward-looking statements" within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Words such as "expect," "estimate," "project," "budget," "forecast," "anticipate," "intend," "plan," "may," "will," "could," "should," "believes," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements in this communication include, without limitation, benefits of the proposed merger, and other matters that involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from results expressed or implied by this communication. Such risk factors include, among others: difficulties encountered in integrating merged businesses; uncertainties as to the timing of the merger; approval of the transaction by the stockholders of the companies; the satisfaction of closing conditions to the transaction, including the receipt of regulatory approvals; whether certain market segments grow as anticipated; the competitive environment in the software industry and competitive responses to the proposed merger; and whether the companies can successfully develop new products and the degree to which these gain market acceptance. Actual results may differ materially from those contained in the forward-looking statements in this communication. Additional information concerning these and other risk factors is contained in Adobe's and Macromedia's most recently filed Forms 10-K and 10-Q.

Adobe and Macromedia undertake no obligation and do not intend to update these forward-looking statements to reflect events or circumstances occurring after this communication. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. All forward-looking statements are qualified in their entirety by this cautionary statement.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
Adobe Systems Incorporated intends to file a registration statement on Form S-4, and Adobe and Macromedia, Inc. intend to file a related joint proxy statement/prospectus, in connection with the merger transaction involving Adobe and Macromedia. Investors and security holders are urged to read the registration statement on Form S-4 and the related joint proxy/prospectus when they become available because they will contain important information about the merger transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC on their Web site at http://www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Adobe by contacting Adobe Investor Relations at 408-536-4416. Investors and security holders may obtain free copies of the documents filed with the SEC by Macromedia by contacting Macromedia Investor Relations at 415-252-2106.

Adobe, Macromedia and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Adobe and Macromedia in connection with the merger transaction. Information regarding the special interests of these directors and executive officers in the merger transaction will be included in the joint proxy statement/prospectus of Adobe and Macromedia described above. Additional information regarding the directors and executive officers of Adobe is also included in Adobe's proxy statement for its 2005 Annual Meeting of Stockholders, which was filed with the SEC on March 14, 2005. Additional information regarding the directors and executive officers of Macromedia is also included in Macromedia's proxy statement for its 2004 Annual Meeting of Stockholders, which was filed with the SEC on June 21, 2004 and Macromedia's proxy statement for a Special Meeting of Stockholders, which was filed with the SEC on October 6, 2004. These documents are available free of charge at the SEC Web site (http://www.sec.gov) and from Investor Relations at Adobe and Macromedia as described above.